UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 18, 2013, entitled "Statoil's share saving plan allocates shares".

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 April 2013 for use in the group's share saving plan have on 17 April 2013 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 7,160,515 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 140.33.

Name	Acquired shares	New share holding
Adams, Robert	330	8,613
Bacher, Lars Christian	385	17,328
Bjørn, Benedikte Bettina	46	994
Dodson, Timothy	218	19,068
Gjærum, Reidar	266	18,359
Haugland, Arild J.	224	13,512
Hovden, Magne Andre	241	6,967
Iversen, Einar Arne	93	4,300
Klouman, Hans Henrik	385	14,456
Knight, John Nicholas	561	40,825
Kvelvane, Ørjan	36	1,421
Lund, Helge	289	60,338
Michelsen, Øystein	374	23,201
Nafstad, Hilde Merete	175	4,865
Reitan, Torgrim	308	19,469
Skeie, Svein	306	14,858
Svaan, Morten	113	3,273
Sætre, Eldar	289	25,266
Øvrum, Margareth	466	31,233

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated shares on 17 April 2013, at an average price of USD 25.24:

Name	Acquired shares*	New share holding*
Maloney, William	438.509551	30,148.959462

*American Depositary Receipts (ADR)

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 18, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer